January 27, 2014

Re:          Xumanii International Holdings Corp.
Preliminary Information
Statement on Schedule 14C
Filed December 16, 2013
Supplemental response submitted January 10, 2014
File No. 000-55101

Dear Ms. Ransom:

We have reviewed your letter and are providing the following responses (with attachments).

1.
We note your response to comment 1 in our letter dated January 8, 2013.  While we do not necessarily agree that at the time of your May 2, 2013 Form 8-K filing the company was no longer a shell company, we note that it appears that you are presently a shell company.  As such, if you engage in a transaction that requires disclosure under Item 2.01 or Item 5.01 of Form 8-K, the Form 8-K also must include Form 10 information, including the required financial statements, pursuant to Item 2.01(f) or Item 5.01(a)(8) of Form 8-K and Item 9.01 of Form 8-K, as well as Item 5.06 disclosure. Also, there are other restrictions on shell companies, such as the restriction on your ability to use registration statements on Form S-8 and the limitations on the ability of your security holders to use Rule 144. Please acknowledge your understanding of these requirements and restrictions.

With regard to the above statement about the company, it is not correct. Xumanii is not a shell corporation for the following reasons:

1)
It is selling several products. The first product/service the company started selling is a file-sharing/data storage service http://cloud.imerjn.com/, as described in a recent press release: http://app.quotemedia.com/quotetools/newsStoryPopup.go?storyId=65118485&topic=XUII&symbology=null&cp=off&webmasterId=89753. This is the link to a review of the product:
http://www.onlinebackupreviews.org/imerjn-offers-cloud-storage-as-it-enters-the-tablet-game/

2)
Additional products that Xumanii is selling are the computer tablets, pictured below (see attached invoice for products from manufacturer):
http://app.quotemedia.com/quotetools/newsStoryPopup.go?storyId=64742464&topic=XUII&symbology=null&cp=off&webmasterId=89753

Adam Radly
Xumanii International Holdings Corp.
January 27, 2014

3)
There are more than 10 employees and contractors who are being paid for development and marketing of these products and others. We have spent significant resources on developing these and other products. We have agreements with distributors in various countries, including the US, to sell our products.

2.
We note your responses to comments 2 and 3 in our letter dated January 8, 2013.  Please note that we will review your revised disclosure and determine your compliance with these comments upon the filing of a revised preliminary information statement.

We have filed the amended preliminary information statement.

3.
We note your response to comment 2 in our letter dated January 8, 2013, which appears to indicate that the information statement relates to an increase in authorized shares that may be used, in part, to effectuate a business combination and that the Consenting Stockholder will not vote separately on that business combination.  Please provide us with an analysis supporting your apparent conclusion that your preliminary information statement is not required to contain information responsive to Items 11, 13 and 14 of Schedule 14A with respect to “the pending NTIH acquisition,” given that Item 1 of Schedule 14C provides that Note A to Schedule 14A is applicable to documents that must satisfy the requirements of Schedule 14C.  Alternatively, please revise your information statement to include this disclosure.

We have a non-binding letter of intent to purchase part of a company. The transaction calls for the payment of cash to acquire a minority interest. There will not be common shares of Xumanii issued to the sellers. We do not have a signed financing agreement in place, which must occur in order to consummate the transaction. Because of the tenuous nature of the potential transaction we do not believe it would be appropriate to disclose such as there is a high likelihood the transaction will not be completed.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob Bates, CPA 415-264-0984 bob@imerjn.com with any questions.

Sincerely,

/s/ Adam Radly
Adam Radly President